

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 4, 2024

Daniel T. Scavilla
President and Chief Executive Officer
Globus Medical Inc.
2560 General Armistead Avenue
Audubon , Pennsylvania 19403-5214

> **Re: Globus Medical Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2023**
> **File No. 001-35621**

Dear Daniel T. Scavilla :

    We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services